UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:  333-127703
 CUSIP Number:  501862106
(Check One):
☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For period ended:	March 31, 2010

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the transition period ended:

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Full Name of Registrant:	Li3 Energy, Inc.

Former Name if Applicable:	n/a

Address of Principal Executive Office:	Av. Pardo y Aliaga 699 Of. 802

City, State and Zip Code:	San Isidro, Lima, Peru

PART II—RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to unanticipated delays, the registrant was unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (the “Report”) by the prescribed date of May 17, 2010, because certain financial technical presentation matters could not be finalized within the prescribed time period without unreasonable effort or expense.  The registrant represents that the Report was actually filed within the period specified by Rule 12b-25(b)(2)(ii).

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Barrett S. DiPaolo	(212)	400-6900
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes          ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes          ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

The registrant’s financial statements for the three and nine month periods ended March 31, 2010 will change significantly from the comparable periods in fiscal 2009.

The registrant incurred $506,423 of exploration expenses in the three and nine months ended March 31, 2010, compared to $0 of exploration expenses in the corresponding periods of the prior year.

The registrant incurred general and administrative expenses of $1,717,504 and $2,941,345 for the three and nine months ended March 31, 2010, compared to $27,453 and $53,306 for the comparable periods of fiscal 2009. These expenses mainly consisted of consultancy fees, travel expenses, professional fees incurred in connection with the day to day operation of the registrant’s business, exploration expenses on properties wherein it was granted exploration rights, and the preparation and filing of its periodic reports.

The registrant’s other expenses for the three and nine months ended March 31, 2010, were $4,019,413 and $4,566,892 compared to other expenses of $1,000 and $2,989 for the comparable periods of fiscal 2009, primarily due to the registrant’s recognition of an unrealized loss from the increase in the fair value of the derivative liability related to its outstanding warrant instruments of $4,020,079 and $4,565,419 in the three and nine months ended March 31, 2010, respectively.

Net losses for the three and nine months ended March 31, 2010, were $6,243,340 and $7,508,237, compared to $28,453 and $56,295 for the comparable periods of fiscal 2009.

For additional information regarding the registrant’s results of operations for the three and nine month periods ended March 31, 2010 and 2009, please see the Form 10-Q which has already been filed by the registrant with the Securities and Exchange Commission, and is incorporated herein by reference.

Li3 Energy, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date:	May 18, 2010	By:	/s/ Luis Saenz
Name: Luis Saenz
Title: Chief Executive Officer